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UNIT1
SECURITIES AND E: **11019714**
Washingto.., ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___850 Main Street 2nd Floor___
                    (No. and Street)

___Bridgeport, CT___   ___06604___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Bruce T. McElwee___   ___(203) 338-4929___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
              (Name – if individual, state last, first, middle name)

___Stamford Square, 3001 Summer Street___   ___Stamford, CT 06905___
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

JD
3/23

OATH OR AFFIRMATION

I, _____ Bruce T. McElwee _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ People's Securities Inc. _____ , as

of _____ December 31, _____ , 20 10 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Treasurer
Title

SUBSCRIBED AND SWORN TO BEFORE ME, A
NOTARY PUBLIC, IN AND FOR COUNTY OF
Fairfield AND STATE OF CONNECTICUT, THIS
29th DAY OF *February* 20 *11*

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTARY PUBLIC
MY COMMISSION EXPIRES 6/30/2014

X (o) Report on Internal Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Financial Statements and Supplementary Schedules

December 31, 2010

(With Independent Auditors' Report Thereon)

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Table of Contents



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317



Report of Independent Registered Public Accounting Firm

The Board of Directors
People's Securities, Inc.:

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) (a wholly owned subsidiary of People's United Bank) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of People's Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 28, 2011

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents (note 3)	$	6,083,051
Cash segregated under federal regulations (note 3)		4,250,257
Securities segregated under federal regulations, at fair value (note 3)		72,323,090
Securities, at fair value (note 4)		11,136,261
Receivables from customers (note 6)		12,997,490
Receivables from clearing organization		816,536
Other assets		2,327,213
Total assets	$	109,933,898

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 6)	$	77,146,953
Due to People's United Bank		2,844,453
Other liabilities		1,030,429
Total liabilities		81,021,835
Stockholder's equity (note 8):		
Common stock without par value. Authorized 5,000 shares; issued and outstanding 100 shares		500,000
Additional paid-in capital		7,015,173
Retained earnings		21,396,890
Total stockholder's equity		28,912,063
Total liabilities and stockholder's equity	$	109,933,898

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Income

Year ended December 31, 2010

Revenues:		
Commissions from customer transactions	$	11,265,974
Investment management fees		4,344,988
Insurance commissions		1,106,743
Interest income on customer receivables (note 6)		534,707
Interest and dividend income on securities and cash equivalents		330,729
Net unrealized and realized losses on securities		40,060
Other		246,795
Total revenues		17,869,994
Expenses (note 7):		
Compensation and benefits		11,013,895
Data processing		1,431,558
Communications		471,835
Depreciation		173,005
Regulatory		419,310
Occupancy		649,775
Marketing		157,336
Transaction clearing		38,799
Interest expense on payables to customers (note 6)		166,481
Stationery, printing and postage		89,463
Moving costs		84,784
Legal		175,374
Other		833,109
Total expenses		15,704,725
Income before income tax expense		2,165,269
Income tax expense (note 7)		789,157
Net income	$	1,376,112

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

	Common stock		Additional paid-in capital		Retained earnings		Total stockholder's equity
Balance at December 31, 2009	$	500,000	$	6,862,821	$	20,020,778	$	27,383,599
Net income		—		—		1,376,112		1,376,112
Liabilities assumed by People's United Bank (note 8)		—		152,352		—		152,352
Balance at December 31, 2010	$	500,000	$	7,015,173	$	21,396,890	$	28,912,063

See accompanying notes to financial statements.

4

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	1,376,112
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in cash segregated under federal regulations		4,184,534
Decrease in securities segregated under federal regulations		3,234,916
Decrease in securities, at fair value		455
Decrease in receivables from customers		232,160
Decrease in receivables from clearing organization		711,488
Decrease in payables to customers		(11,814,035)
Decrease in due to People's United Bank		(147,747)
Changes in other assets and other liabilities, net		1,209,789
Stock-based compensation expense		152,352
Net cash used in operating activities		(859,976)
Cash flows from investing activities		—
Cash flows from financing activities		—
Net decrease in cash and cash equivalents		(859,976)
Cash and cash equivalents at beginning of year		6,943,027
Cash and cash equivalents at end of year	$	6,083,051
Supplemental information:		
Interest payments	$	166,481
Payments to People's United Financial, Inc. in lieu of income taxes		789,157

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Notes to Financial Statements

December 31, 2010

(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly owned subsidiary of People's United Bank (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (the SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states and operates through a network of 39 New England-based investment and brokerage offices, with 36 located in People's United's traditional branches or financial centers. Commission revenues are principally fees charged to customers for buying and selling securities, including mutual funds, insurance and annuities. A significant portion of customer transactions is conducted online using the Internet.

The Company has considered all subsequent events through February 28, 2011, the date of issuance of these financial statements.

(2) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as money market mutual funds), but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

Securities

All of the Company's securities, including securities segregated under federal regulations, are reported at fair value. Unrealized gains and losses are included as revenue in the statement of income.

Commissions

The Company recognizes commission revenues and expenses on a trade-date basis.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (the FASB) issued fair value guidance that addresses the factors to be considered in determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. The guidance requires an entity to base its conclusion about whether a transaction was not orderly on the weight of all available evidence. At the same time, the FASB also expanded certain disclosure requirements. The new guidance did not result

6 (Continued)

in any significant change in valuation techniques and related inputs, or the resulting fair values, for the Company.

In January 2010, the FASB amended its standards related to disclosure of fair value measurements to require: (i) disclosure of amounts transferred in and out of Level 1 and Level 2 of the fair value hierarchy; (ii) a reconciliation, presented on a gross basis rather than a net basis, of activity in the Level 3 fair value measurements; (iii) greater disaggregation of the assets and liabilities for which fair value measurements are presented; and (iv) more robust disclosure of the valuation techniques and inputs used to measure assets and liabilities in Level 2 and Level 3. The new requirements were effective January 1, 2010 for the Company, with the exception of the requirement related to the Level 3 activity reconciliation, which is effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Company). The applicable disclosures have been provided in note 5.

(3) Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained accounts at People's United and Citibank N.A. with a total balance of $4,250,257 in cash and $72,323,090 in securities (at fair value) at December 31, 2010. The securities consisted of U.S. Treasury Notes.

Additional funds are invested in cash management accounts administered by People's United and others which are reinvested daily in money market mutual funds.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2010 are as follows:

Money market mutual funds	$	6,069,696
Cash balances at People's United		13,355
Total cash and cash equivalents	$	6,083,051

(4) Securities, at Fair Value

The following is a summary of securities (other than securities segregated under federal regulations) at December 31, 2010:

U.S. government sponsored entity obligations	$	10,991,750
Unit Investment Trust GNMA		108,916
NASDAQ common stock		35,595
Total securities, at fair value	$	11,136,261

7

(5) Fair Value Measurements

Standards issued by the FASB concerning fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows:

Level 1—Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date.

Level 2—Observable inputs other than quoted prices included in Level 1, such as:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in less active markets; and

- other inputs that (i) are observable for substantially the full term of the asset or liability, or (ii) can be corroborated by observable market data.

Level 3—Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

At December 31, 2010, all of the Company's securities and cash equivalents are reported at fair value. There were no other assets and no liabilities measured at fair value at December 31, 2010.

When available, the Company uses quoted market prices for identical securities received from a third-party nationally recognized pricing service, to determine the fair value of securities such as U.S. Treasury securities that are included in Level 1. When quoted market prices for identical securities are unavailable, the Company uses prices provided by the independent pricing service based on recent trading activity and other observable information including, but not limited to, market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. These investments include certain U.S. government sponsored entity obligations that are included in Level 2. Shares in money market mutual funds that are included in Level 1 are valued at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the fund.

(Continued)

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2010:

| | Fair Value Measurements Using | | | |
	Level 1	Level 2	Level 3	Total
Securities:				
U.S. government sponsored entity obligations	$ —	$ 10,991,750	$ —	$ 10,991,750
Unit Investment Trust GNMA	—	108,916	—	108,916
NASDAQ common stock	35,595	—	—	35,595
Total securities	35,595	11,100,666	—	11,136,261
Securities segregated under federal regulations (U.S. Treasury Notes)	72,323,090	—	—	72,323,090
Money market mutual funds included in cash and cash equivalents	6,069,696	—	—	6,069,696
Total	$ 78,428,381	$ 11,100,666	$ —	$ 89,529,047

(6) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on margin transactions and cash deposits, respectively, and are generally interest bearing. Interest rates on receivables are set between 0.75% and 2.25% over the Company's base rate which is 1.00% over the broker call rate. Interest rates on payables are set slightly below People's United's money market rate. Receivables are generally collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(7) Inter-Company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

(Continued)

During 2010, People's United allocated the following expenses to the Company:

Compensation and benefits	$	11,013,895
Data processing		1,352,641
Income tax expense		789,157
Occupancy		649,775
Other		2,013,725
Total allocated expenses	$	15,819,193

The Company is included in the consolidated federal and state income tax returns filed by People's United Financial, Inc., the parent of People's United. Pursuant to a tax sharing arrangement, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For 2010, income tax expense of $789,157 was allocated to the Company using a combined federal and state tax rate of approximately 36.4%. At December 31, 2010, the Company had no liability for unrecognized tax benefits associated with uncertain tax positions.

(8)   Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. During 2010, People's United allocated stock-based compensation expense of $152,352 to the Company as an inter-company charge. The obligation for this expense was assumed by People's United and, therefore, was recognized as a credit to the Company's additional paid-in capital.

(9)   Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-1, the Company has elected to compute its net capital requirement at December 31, 2010 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of (i) $250,000 or (ii) 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $25,869,834, which was approximately 192% of aggregate debit balances and $25,600,988 in excess of its required net capital.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Computation of Net Capital Under Rule 15c3-1

December 31, 2010

Net capital, as defined:		
Total stockholder's equity	$	28,912,063
Less non-allowable assets:		
Accrued income receivable		1,101,375
Prepaid assets		193,997
Unsecured customer receivables		10,046
Other nonallowable assets		7,898
Total deductions and/or charges		1,313,316
Net capital before haircuts on securities positions		27,598,747
Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-1(f))		1,728,913
Net capital	$	25,869,834

Computation of alternative net capital requirement:
The greater of (i) $250,000 or (ii) $268,846, representing 2% of aggregate debit
items of $13,442,284 as shown in the formula for reserve requirements pursuant
to Rule 15c3-3 prepared as of the date of the net capital computation $ 268,846

Excess net capital $ 25,600,988

Net capital in excess of:
4% of aggregate debit items $ 25,332,143
5% of aggregate debit items   25,197,720

Note: There is no material difference between the above computation and the Company's calculation
included in Part II of Form X-17A-5 as of December 31, 2010 filed on January 25, 2011.

See accompanying report of independent registered public accounting firm.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2010

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	78,057,399
Other		68,031
Total credit balances	$	78,125,430
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	12,626,197
Receivables from clearing organization		816,087
Total debit balances		13,442,284
Less 3% of aggregate debit items		(403,269)
Total debit balances	$	13,039,015
Reserve computation:		
Excess of total credits over total debits	$	65,086,415
Amount held on deposit in reserve bank accounts including qualified securities		76,573,347
Excess per this calculation	$	11,486,932

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2010 filed on January 25, 2011.

See accompanying report of independent registered public accounting firm.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2010

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3) $ —

   Number of items None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ —

   Number of items None

See accompanying report of independent registered public accounting firm.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting
Firm on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
People's Securities, Inc.:

In planning and performing our audit of the financial statements of People's Securities, Inc. (the Company), a wholly owned subsidiary of People's United Bank, as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2011



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317



Report of Independent Registered Public Accounting
Firm on Applying Agreed-Upon Procedures

The Board of Directors
People's Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by People's Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2011

People's Securities, Inc.

A subsidiary of **People's United Bank**



Notice pursuant to Rule 17a-5 (f) (2) of the Securities and Exchange Commission

The following information is provided in accordance with SEC Rule 17a-5 (f) (2):

1): Broker / Dealer identification:

Name:	People's Securities, Inc.
Address:	Wright Building, 9th Floor
	1000 Lafayette Boulevard
	Bridgeport, CT. 06601-0031
Telephone:	(203) 338-4929
SEC File No.:	8-29667
Firm ID No.:	013704

2): Accounting Firm identification:

Name:	KPMG LLP
Address:	Stamford Square
	3001 Summer Street
	Stamford, CT 06905
Telephone	(203) 356-9800

3): The audit agreement with KPMG LLP is a continuing agreement and for successive annual audits which covers the year ended December 31, 2010 and subsequent periods.

Bruce T. McElwee
Treasurer